EXHIBIT 11.1
HEMPTOWN CLOTHING INC. DECEMBER 31, 2004
Statement Re: Computation Of Per Share Earnings For The Year Ending December 31, 2004

EARNINGS PER SHARE FOR THE YEAR ENDING DECEMBER 31, 2004  ($0.07) *

*  All outstanding options and warrants are anti-dilutive, and consequently, fully diluted EPS is equal to Basic EPS.